Invictus Update on PODA - World's First Truly Zero-Cleaning Vaporizer

VANCOUVER, May 15, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce the summer 2018 launch of Poda - the world's first zero-cleaning vaporizer system. Poda is an innovative technology that can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. The revolutionary technology stands apart from previous generations of vaporizers, most of which require cleaning and can only be used effectively for one type of substance.

PODA - World’s First Truly Zero-Cleaning Vaporizer

"The vaporizer market today is saturated with devices that generally do the same thing — they vaporize cannabis or tobacco, and each device is meant for different substances. But the Poda truly is the next generation of vaporizer, the first with zero-cleaning and also the ability to be used for multiple purposes," said Invictus Founder and CEO Dan Kriznic. "We are thrilled to be able to offer our proprietary Poda pods as a completely biodegradable product. Additionally, the upcoming smartphone-enabled devices can automatically set precise temperature profiles for each pod, delivering a safe and effective vaporizing experience."

Poda vaporizers utilize pre-filled pods which provide consumers with economical convenience and consistent performance. "Poda pods are the cigarettes (or joints) of the future," said CEO Dan Kriznic. "We envision a world where consumers can choose Poda pods in a wide range of substances from a variety of quality brands. From vaping a coffee pod in the morning, a tobacco pod in the afternoon, to a cannabis pod in the evening, the Poda system is truly plug-and-play — just pop a pod into the device and start vaporizing. When the pod is finished, another one can be immediately loaded into the device without any cleaning or prep needed."

Other pod-based vaporizers currently on the market still require cleaning and do not use biodegradable pods, meaning every pod is either difficult to recycle or becomes trash in a landfill. Not only is Poda zero-cleaning, Poda pods are available in completely biodegradable options.

Poda, designed using industry-leading technology and medical-grade components, will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users' smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released later in 2018 after the initial Poda devices (without smartphone connectivity) enter the market.

Poda was founded and designed by a team of multi-patented inventors who, for more than a decade, have been developing innovative products for the smoking industry. The Poda team includes experts with experience in product manufacturing and commercialization, industrial design, user experience and consumer electronics engineering. Poda has been designed around crafting ideal consumer experiences and exceeding rigorous safety standards. Invictus owns 100% of Poda and its related intellectual property. Poda has filed Patent Cooperation Treaty (PCT) patents covering its innovative technologies, giving Poda the ability to protect its valuable IP on a global scale.

"As we have found in so many entrepreneurial pursuits, the team is of the utmost importance. And the Poda team is achieving remarkable results at a high level," said Kriznic. "This is a revolutionary vaporizer, one that will transform both the consumer experience and the commercial landscape. We are thrilled to be able to offer this technology, one equally suited for medical patients who seek medical-grade design as well as recreational consumers tired of cleaning vaporizers, and wishing one device could be used for multiple purposes. This is a vaporizer for all of us."

About Invictus

Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures").

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

In the United States
Terry Wills
twills@willscom.com
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential production capacity of AB Labs, AB Ventures and Acreage Pharms, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that AB Labs will be successful in reaching its potential production capacity on the timeline expected by the Company, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, AB Labs will reach full production capacity on the timeline anticipated by the Company, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 09:30e 15-MAY-18